THE VANGUARD GROUP, INC.
                            INTERFUND LENDING PROGRAM

INTRODUCTION

In 1987, the Securities and Exchange Commission ("SEC") granted Vanguard Funds relief from certain sections of the Investment Company Act of 1940 ("the '40 Act") in order to establish a pooled vehicle in which participating Funds could invest their excess cash balances. Through this arrangement ("the Joint Account"), Funds' excess cash is aggregated and invested in a number of large, overnight repurchase agreements on a daily basis. In 1996, each of the Vanguard funds applied for, and received from the SEC, an exemptive order ("the Order") providing relief from certain sections of the '40 Act to enable them to collectively establish an interfund credit facility ("the Facility"). Each of the funds subsequently obtained the approval of its shareholders to participate in the program. This program will allow funds with excess cash to lend to other funds with cash needs to the extent that the interest rate charged on the loans is beneficial to both the borrowing and lending funds. In most cases, Funds will lend cash which otherwise would have been directed to the Joint Account.

If there are Funds whose liquid assets (i.e., Joint Account balances and same-day settlement holdings) are insufficient to meet their daily liquidity requirements, while other Funds have excess liquidity (i.e., Joint Account balances or cash flow which would be otherwise directed into the Joint Account), VGI will operate the Credit Facility. Each Fund participating in the Facility will benefit. Funds drawing credit from the Facility will receive needed liquidity at interest rates lower than they would pay a commercial lender. Funds providing credit through the Facility will receive a return on the loaned cash that is higher than the return they would otherwise receive by investing their cash through the Joint Account.

VGI will operate the Credit Facility subject to the conditions contained in the exemptive order. (A recital of these conditions and our corresponding procedures is included later in this document.) In general though, the Cash Management Group ("CMG") within Fund Accounting will analyze each Fund's liquidity on a daily basis to determine whether the Fund is able to participate in the Facility as a lender (i.e., has excess liquidity) or needs to participate in the Facility as a borrower (i.e., needs liquidity). All Funds are eligible to borrow through the Facility, subject to limitations contained in the Order. Generally, potential lenders will be those Funds that participate in the Joint Account. Money Market Funds may participate as lenders so long as the portfolio manager notifies the CMG of the amount of cash that each Fund wishes to direct to the Credit Facility on a particular day.

Once the CMG has identified all of the potential borrowers and lenders, loans will be allocated among them in order to minimize the number of individual loans that have to be established. The CMG will maintain records designed to monitor compliance with the conditions of the exemptive order for each day that the Credit Facility is in operation. The CMG will initiate money movement among the Funds to effect the loans and will notify the appropriate Fund Accounting areas of lending activity. In order to ensure that

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the Facility is operating efficiently and that all issues are resolved promptly, on each day that the Facility operates, there will be an afternoon operations meeting of representatives from Fund Accounting, Legal and Portfolio Management to assess the current activities of the Facility and to identify any trends or issues.

Loans will be structured as overnight obligations that are automatically repaid the following day. To the extent that a Fund has an ongoing need to borrow, a new loan (or loans) will be opened the following day for the current amount of required borrowing. This structure will ensure that loans are repaid to the extent of any positive cash flow after they are established. It also ensures that if a Fund experiences sudden redemptions while acting as a lender, it can extricate itself from an open loan without necessarily having to exercise the call feature required under the Order.

In order to adequately define the terms and conditions of each loan effected through the Facility and to afford Funds adequate security, VGI will develop a Master Loan Agreement ("the Agreement") to be executed by all Funds participating in the Facility. In addition to the conditions required by the Order, this agreement will also contain a provision requiring a borrower to immediately sell securities with a value equal to the amount of the loan. This will ensure that sales proceeds are available to repay the loan within a short period of time. (To the extent that there are other amounts which the Fund reasonably expects to receive within the following 3 business days (e.g., prior sales proceeds, income payments, committed fund share purchases, etc.), this mandatory sales requirement may be waived by the Pricing Review Committee (under authority delegated by the Board).

The procedures described below are in place to ensure that the following control objectives are met:

I. Each Fund is required to comply with the net redemption and percentage limitations on borrowing, and the percentage limitations on lending.
II. Each Fund is required to make loans only at the interfund rate and such rate must be higher than the Joint Account rate but lower than the lowest available bank borrowing rate.
III. Borrowing and lending demand must be allocated among Funds in accordance with procedures established by each Fund's Board of Trustees.
IV. If a Fund, at the time of its borrowing from another Fund, has other outstanding borrowings, the interest rate on such interfund borrowings may not exceed the interest rate on such other borrowings.
V. Each Fund must pledge collateral for interfund loans when, and to the extent provided by the conditions of the Order.

The remainder of this document recites the conditions of the Order and describes VGI's plan to ensure compliance with these conditions. The italicized text after each of the conditions indicated how we propose to address compliance with that condition.

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1.   The  interest  rates to be charged to the Funds  under the credit  facility will be the average of the current Joint Account repurchase agreement rate and a benchmark rate established periodically to approximate the lowest rate available from banks on loans to the Funds.

         The current day's rate in the Joint Account is not known until the investment is made, and the amount of the investment is not known until it has been determined how much cash will be directed to the Facility. Thus, it is not possible to use the exact Joint Account rate in determining the rate on loans through the Facility. Rather, we will use the repurchase agreement ("repo") rate obtained by the Fixed Income Group ("FIG") at approximately 8:00 AM as a proxy for the Joint Account rate. The use of such a rate has been approved by each Fund's Board. Since the FIG will begin trading for the Joint Account earlier in the morning based on estimated cash figures, it is likely that this rate will serve as a reasonable indication of the day's Joint Account rate. Differences between the repo rate and the actual Joint Account rate for the day will monitored on each day that the Facility operates. Management will report to the Board should the repo rate not continue to represent a reasonable proxy for the Joint Account Rate.

         The Cash Management Group ("CMG") has obtained information from a number of banks representing the rates available under committed lines of credit. These quotations will serve as the basis for the determination of the benchmark rate on a daily basis to approximate the cost of bank borrowing. These rates are quoted with reference to the Federal Funds rate (e.g. Fed Funds + 50 basis points). Thus, the variability in the bank loan rate from day to day will be solely attributable to changes in the level of the Fed Funds rate. As such, we will obtain the current traded Federal Funds rate at approximately 8:00 AM and adjust it by the relevant spread to calculate that day's Benchmark Rate. The basis for this determination will documented for each day that the Facility is in operation and will be approved by Fund Accounting management.

         The average of the benchmark rate and the repo rate will serve as the interest rate for all loans effected through the Facility for the day ("the Daily Rate"). Under extraordinary circumstances (e.g. market dislocation, extreme rate volatility), each Fund's Board has authorized the Pricing Review Committee (PRC) to establish a Daily Rate that is not the average of the Joint Account rate and the benchmark rate. In these instances, the Daily Rate will be less than the benchmark rate and greater than the Joint Account rate. In making its determination, the PRC will take into account current market information regarding availability of liquidity and will ensure that both borrowers and lenders are offered a rate which is equal to or better than that which they would pay/receive under an alternative transaction (i.e. borrow from bank or invest in Joint Account). The rationale behind any such determination will be documented and maintained on any day when the Daily Rate is so determined.

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2.   The Cash  Management  Department  on each  business  day will  compare  the interfund loan rate set pursuant to the formula calculated as provided in condition 1 with the Joint Account repurchase agreement rate negotiated that day and all short-term borrowing rates quoted to any of the Funds by any bank with which any Fund has a loan agreement. At least three such quotations will be obtained each day in which any Fund borrows through the credit facility prior to such borrowing. The Cash Management Department will make cash available for interfund loans only if the interfund rate is more favorable to the lending Fund than the Joint Account repurchase agreement rate and more favorable to the borrowing Fund than the lowest quoted bank loan rate.

         The CMG will evaluate the Daily Interfund Loan Rate to ensure that it is beneficial to potential lenders and potential borrowers. In this determination, the CMG will use the repo rate and the benchmark rate, as determined above, as proxies for the Joint Account rate and the "lowest quoted bank loan rate". Although it is not contemplated that the Joint Account Rate would ever be greater than the Interfund Loan Rate, should such instance arise, the intraday market conditions which gave rise to the discrepancy would be documented..

3. If a Fund has outstanding borrowings, any interfund loans: (a) will be at an interest rate equal to or lower than any outstanding bank loan; (b) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral; (c) will have a maturity no longer than any outstanding bank loan (and in no event over seven days); and (d) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the interfund loan agreement entitling the lending Fund to call the interfund loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the Fund.

         The CMG will maintain a schedule of all outstanding borrowings for each Fund, which will detail the interest rate and collateral applicable to such borrowings. To the extent that borrowings in addition to those effected through the Credit Facility exist, the CMG will review this schedule to determine that these conditions are satisfied.

4. A Fund may make an unsecured borrowing through the credit facility if its outstanding borrowings from all sources immediately after the borrowing total less than 10% of its total assets, provided that if a Fund has a secured loan outstanding from any lender, including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow

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     through  the  credit  facility  only on a secured  basis.  A Fund could not borrow through the credit facility if its total outstanding borrowings immediately after the interfund borrowing would be more than 33 1/3 % of its total assets.

         As noted above, the CMG will maintain a schedule of all outstanding loans by Fund and the collateral requirements thereon. Additionally, schedules maintained by the CMG will note any Fund which has exceeded 10% of its assets in borrowings and will maintain the requisite schedule of identified collateral and mark such collateral to market on a daily basis to ensure its ongoing sufficiency. (Note: Although the Order provides a 33-1/3% borrowing limit, each Fund is subject to a fundamental limitation that prohibits borrowing in excess of 15% of total assets.)

5. Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding interfund loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan.

         If the total outstanding borrowings of a Fund with outstanding interfund loans exceeds 10% of its total assets for any other reason (such as decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (a) repay all its outstanding interfund loans; (b) reduce its outstanding indebtedness to 10% or less of its total assets; or (c) secure each outstanding interfund loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each interfund loan that is outstanding at any time that a Fund's total outstanding borrowings exceeds 10% is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding interfund loan at least equal to 102% of the outstanding principal value of the interfund loan.

         The CMG will monitor the extent of funds' borrowing on a daily basis. If, as the result of either new loan initiation or other changes (e.g. decrease in fund's total assets), a fund's total borrowing exceeds 10% of total assets, the CMG will segregate sufficient collateral (and mark such collateral to market each day) to comply with these conditions. The collateral identified will be maintained on the schedule noted in the 2 items above.

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6.   No equity,  taxable  bond,  or money market Fund may loan funds through the credit facility if the loan would cause its aggregate outstanding loans through the credit facility to exceed 5%, 7.5%, or 10%, respectively, of its net assets at the time of the loan.

         The CMG will utilize a spreadsheet in administering the Credit Facility which will limit the amount available for loan from a particular Fund to the appropriate percentage of assets. The spreadsheet will utilize the prior day's total asset data from COMPASS in determining compliance with this limitation.

7. A Fund's interfund loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

         The CMG will maintain a matrix for each day on which the Facility operates which will detail the amounts and percentages of assets of loans effected between borrowers and lenders. The CMG will review this matrix on a daily basis (as well as while loans are being allocated) to ensure that a lending Fund does not commit more than 5% of its assets to a single borrower..

8. The duration of interfund loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

         Loans will be structured as overnight obligations. This allows loans to be repaid to the extent of net positive cash flow each day, minimizing the exposure of lending funds. Additionally, it allows for the reallocation of loans on a daily basis in order that lenders with sudden cash needs have access to their own liquidity in a timely fashion. Funds will be required to effect security sales in an amount at least equal to the amount of the loan (or have comparable pending receivables) under the terms and conditions of the Master Loan Agreement. This will serve to ensure that sufficient funds are available for repayment of the loan.

9. A Fund's borrowings through the credit facility, as measured on the day the most recent interfund loan was made to the Fund, will not exceed 125% of the Fund's total net cash redemptions for the preceding seven calendar days.

         The spreadsheet utilized by the CMG in administering the Facility will aggregate data regarding the previous 7 days' shareholder activity from COMPASS. Those days during the 7 day period on which the Fund recognized net redemptions will be totaled in determining the basis for the 125% test. This test will be incorporated into the spreadsheet to prevent a Fund from initiating a loan through the Facility for more than 125% of this net redemption total.

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10.  Each  interfund  loan may be called  on one  business  day's  notice by the lending Fund and may be repaid on any day by the borrowing Fund.

         The structure described in item 8 above will address this limitation.

11. A Fund's participation in the credit facility must be consistent with its investment policies and limitations and Declaration of Trust or Articles of Incorporation.

         Each of the Funds participating as a lender already invests its excess cash in the Joint Account, or in the case of Money Market Funds, in short-term money market securities. Loans through the Facility represent similar investments of minimal credit risk which should be consistent with these Fund's investment objectives. Municipal funds (including Tax Managed-Balanced) do not participate in the Joint Account since their objective is to generate tax-exempt income; participation in the Joint Account or in the Facility as a lender is not consistent with that objective. As such, the municipal funds and Tax Managed-Balanced will not lend through the Facility.

         Each of the Funds is subject to a fundamental limitation against borrowing more than 15% of Total Assets for temporary or emergency purposes. Borrowing from the Facility is consistent with this limitation. Compliance with this limitation will be monitored on a daily basis by the CMG.

12. The Cash Management Department will calculate total Fund borrowing and lending demand through the credit facility, and allocate interfund loans on an equitable basis among Funds, without the intervention of the portfolio manager of any Fund. The Cash Management Department will not solicit cash for the credit facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Cash Management Department will invest amounts remaining after satisfaction of borrowing demand in accordance with standing instructions from portfolio managers or return remaining amounts for investment directly by the portfolio managers of the money market Funds.

         The CMG will analyze liquidity needs each morning to determine whether it will be necessary to operate the Facility, and whether there is sufficient anticipated cash in the Joint Account to meet borrowing needs. Separately, the portfolio managers of the Money Market Funds will notify the CMG of the amount of cash they wish to direct to the Facility on a particular day. The CMG anticipates having preliminary information regarding borrowing needs available by 8:00 AM each morning so that the FIG can be notified as to the amount remaining to be invested in the Joint Account. In determining the allocation of borrowing demand among eligible lenders, we will seek to minimize the number of loan transactions initiated, as well as minimize the inherent risk of money movements between custodian banks. Loans will be opened in increments of $100,000; Fund's liquidity needs will be rounded up to the next whole increment. The CMG will first allocate loans among Funds at the same custodian bank. This will limit the

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          need to perform  wire  transfers  among  banks,  thus  minimizing  the exposure to errors in the process (e.g. misdirected wires, Fed wire system failure, etc.). Loans will be allocated first to those funds with the largest amount of available liquidity (i.e. largest Joint Account balance). To the extent that liquidity needs cannot be satisfied in this fashion, loans will be effected between Funds at different custodians in such a manner as to minimize the number of money movements and the attendant risk. Again, loans allocated in this manner will be first assigned to those funds with the largest amount of available liquidity. To the extent that the Money Market Funds are not allocated any loans, the appropriate portfolio managers will be notified so that they may invest the available funds in the market, rather than through the Facility.

13. TVGI will monitor the interest rates charged and the other terms and conditions of the interfund loans and will make a quarterly report to the boards of directors/trustees of the Funds concerning their participation in the credit facility and the terms and other conditions of any extensions of credit thereunder.

         The CMG will prepare a report for the Board on a quarterly basis for each quarter during which the Facility operates. Additionally during periods when the Facility is operational, VGI management (including representation from Fund Accounting, Legal, Portfolio Management and Portfolio Review) will meet on a daily basis to monitor the operation of the Facility and to identify trends and/or potential issues.

14. Each Fund's board of directors/trustees, including a majority of the independent directors/trustees: (a) will review no less frequently than quarterly the Fund's participation in the credit facility during the preceding quarter for compliance with the conditions of any order permitting such transactions; (b) will establish the benchmark rate formula used to determine the interest rate on interfund loans, and review no less frequently than annually the continuing appropriateness of such benchmark rate formula; and (c) will review no less frequently than annually the continuing appropriateness of the Fund's participation in the credit facility.

         The report prepared in accordance with the preceding condition will address each of these areas.

15. In the event an interfund loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund loan agreement, TVGI will promptly refer such loan for arbitration to an independent arbitrator selected by the board of each Fund involved in the loan who will serve as arbitrator of disputes concerning interfund loans. The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the boards setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

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         The CMG will report all  defaults  immediately  to the  Pricing  Review
         Committee which will ensure that all remedies provided for in the Master Loan Agreement are exhausted. Should this not result in immediate repayment of the loan, the matter will be referred to the arbitrator previously selected by the Board. At its November, 1999 meeting, the Board appointed Barbara Barnes Hauptfuhrer for this purpose.

16. Each Fund will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the credit facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transaction, including the amount, the maturity, and the rate of interest available at the time on short-term repurchase agreements and commercial bank borrowings, and such other information presented to the Funds' board of directors/trustees in connection with the review required by conditions 13 and 14.

         The CMG will maintain detailed documentation for each day that the Facility operates regarding a) the inputs to the Daily Rate determination, b) the amounts of and parties to all loans effected through the Facility, c) any defaults

17. TVGI will prepare and submit to the Fund boards for review an initial special report on the "Design of a system" with respect to the operations of the interfund credit facility prior to the commencement of operations of the facility, including a report thereon of its independent public accountants. A test program of modest duration involving actual transactions may be conducted prior to submission of the initial report to the boards. An appropriate single Fund which next files its Form NSAR after board review of the initial report will file the report with its Form N-SAR, and the other Funds will incorporate the report by reference in their next N-SAR filings.

         Thereafter, an annual report on the "Design of the System and Certain Compliance Tests" with respect to the accounting control procedures for the credit facility which includes an opinion of the independent public accountants will be filed for two years (measured from the commencement of the facility subsequent to the test program) with the Form N-SAR of an appropriate single Fund which next files its Form N-SAR after the release of such annual report and opinion, and the other Funds will incorporate each such annual report by reference in their next subsequent Form N-SAR filings. A form of the independent public accountants' opinion is attached as an exhibit to the application. The initial "Design" report and the annual "Design and Compliance Tests" report will each be prepared in accordance with the requirements of Statement of Auditing Standards No. 70 ("SAS 70") as it may be amended from time to time or pursuant to similar auditing standards as may be adopted by the American Institute of Certified Public Accountants from time to time, including reports of independent accountants thereon. Each SAS report will include a description of the principal procedures used by TVGI to monitor compliance with certain of the conditions the Funds have agreed to as part of the relief requested. The principal procedures

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          described in the initial  "Design"  report and the annual  "Design and
          Certain  Compliance  Tests"  reports  will  include,   at  a  minimum,
          procedures that are designed to achieve the following objectives: (a) the Funds are required to comply with the net redemption and percentage limitations on borrowing, and the percentage limitations on lending; (b) the Funds are required to make loans only at the interfund rate and such rate must be higher than the Joint Account repurchase agreement rate but lower than the lowest daily quote rate for available borrowing; (c) the Funds are required to allocate borrowing and lending demand in accordance with procedures established by the boards of directors/trustees; (d) if a Fund, at the time of its borrowing from a Fund, also has outstanding third-party borrowings, the interest rate on such interfund borrowing cannot exceed the interest rate on third-party borrowings; and (e) the Funds are required to pledge collateral for interfund loans when and to the extent provided by the conditions to any order issued on the application. Each annual SAS 70 report will consider compliance with the procedures designed to achieve the foregoing objectives. After the final annual SAS 70 report, compliance with the conditions to any order issued on the application will be considered by the external auditors as part of their internal accounting control procedures, performed in connection with Fund audit examinations, which form the basis, in part, of the auditors' report on internal accounting controls in Form N-SAR.

          This document in its entirety constitutes VGI's representations to the Board with regard to the design of our system of procedures and controls surrounding the operation of the Facility. VGI will obtain from its independent accountants (PriceWaterhouseCoopers) an initial SAS 70 covering the adequacy of the controls and procedures to ensure compliance with the Order.

18. No fund will be permitted to participate in the Credit Facility upon receipt of requisite regulatory approval unless the Fund has fully disclosed in its prospectus all material facts about its intended participation.

         Each of the member funds of the Vanguard Group has obtained approval from its shareholders to participate in the Facility and has disclosed its potential participation in its prospectus or Statement of Additional Information. Additionally, the Vanguard Institutional Index Fund and the Vanguard STAR Fund, although not members of the Group, are also covered by the exemption and have obtained the requisite approvals and made the required prospectus disclosures.

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